Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 D: +1 202.220.8412 ericsimanek@eversheds-sutherland.us

May 18, 2023

VIA EDGAR

Sonia Bednarowski

Division of Corporation Finance

Office of Crypto Assets

Securities and Exchange Commission

100 F. Street N.E.

Washington, D.C. 20549

Re:	ConvexityShares Trust

Post-Effective Amendment No. 2 to

Registration Statement on Form S-1

File No. 333-256463

Dear Ms. Bednarowski:

This letter sets forth responses to the written comments received in a letter dated May 17, 2023, pertaining to the above referenced Post-Effective Amendment No. 2 to Registration Statement on Form S-1 (the “Prospectus”) submitted by ConvexityShares Trust (the “Registrant”) on May 16, 2023, for the purpose of updating the Prospectus relating to ConvexityShares Daily 1.5x SPIKES Futures ETF and ConvexityShares 1x SPIKES Futures ETF. Unless otherwise noted, capitalized terms have the same meanings as used in the Prospectus.

Set forth below is the comment and the Registrant’s response thereto.

General

Comment: Refer to your response to comment 2. Please revise your disclosure on your cover page and throughout, including the prospectus summary and risk factors to disclose how the Leveraged Fund’s investors could lose all of their money based upon single day movements in the Index. In this regard, we note your website states that “[i]f the Index declines by more than 66.67% on a given trading day, the Leveraged Fund’s investors would lose all of their money” and that “[t]his would be the case with any such single day movements in the Index, even if the Index maintains a level greater than zero at all times.”

Response: The Prospectus has been revised accordingly. The Registrant notes the risk disclosure that “The use of leveraged positions increases risk and could result in the total loss of an investor’s investment within a single day” on page 5 of the Prospectus, and the cover page and prospectus summary have been revised to add the requested disclosure.

Best regards,

/s/ Eric Simanek
Eric Simanek

202-220-8412
ericsimanek@eversheds-sutherland.us